UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 5)1

OM Group, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

670872100
(CUSIP Number)

DAVID A. LORBER
FRONTFOUR CAPITAL GROUP LLC
35 Mason Street, 4th Floor
Greenwich, Connecticut 06830
(203) 274-9050
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 26, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 670872100

1	NAME OF REPORTING PERSON FRONTFOUR CAPITAL GROUP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,452,406
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,452,406
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,452,406
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON IA

2

CUSIP NO. 670872100

1	NAME OF REPORTING PERSON FRONTFOUR MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 942,326
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 942,326
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 942,326
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON FRONTFOUR OPPORTUNITY FUND
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH COLUMBIA, CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 83,898
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 83,898
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 83,898
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON FRONTFOUR CAPITAL CORP.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH COLUMBIA, CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 83,898
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 83,898
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 83,898
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON STEPHEN E. LOUKAS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,536,304
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,536,304
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,536,304
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.998%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON DAVID A. LORBER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,536,304
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,536,304
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,536,304
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.998%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON ZACHARY R. GEORGE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,536,304
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,536,304
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,536,304
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.998%
14	TYPE OF REPORTING PERSON IN

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”).  This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of the Master Fund and the Canadian Fund, and the Shares held in the Separately Managed Accounts, were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 942,326 Shares owned directly by the Master Fund is approximately $25,430,753, including brokerage commissions.  The aggregate purchase price of the 83,898 Shares owned directly by the Canadian Fund is approximately $2,301,397, including brokerage commissions.  The aggregate purchase price of the 510,080 Shares held in the Separately Managed Accounts is approximately $13,939,119, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c), (e) are hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 30,738,083 Shares outstanding as of May 26, 2015, which is the total number of Shares outstanding as reported in Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 1, 2015.

As of the close of business on the date hereof, the Master Fund beneficially owned directly 942,326 Shares, the Canadian Fund beneficially owned directly 83,898 Shares, and 510,080 Shares were held in the Separately Managed Accounts, constituting approximately 3.1%, less than 1%, and approximately 1.7%, respectively, of the Shares outstanding.

FrontFour Capital, as the investment manager of the Master Fund and the Separately Managed Accounts, may be deemed to beneficially own the 1,452,406 Shares directly beneficially owned in the aggregate by the Master Fund and held in the Separately Managed Accounts, constituting approximately 4.7% of the Shares outstanding.

FrontFour Corp., as the investment manager of the Canadian Fund, may be deemed to beneficially own the 83,898 Shares directly beneficially owned by the Canadian Fund, constituting less than 1% of the Shares outstanding.

Each of Messrs. Loukas, Lorber and George, as a managing member and principal owner of FrontFour Capital and a principal owner of FrontFour Corp., may be deemed to beneficially own the 1,536,304 Shares directly beneficially owned in the aggregate by the Master Fund and the Canadian Fund and held in the Separately Managed Accounts, constituting approximately 4.998% of the Shares outstanding.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

9

CUSIP NO. 670872100

(b)           Each of the Master Fund, FrontFour Capital and Messrs. Loukas, Lorber and George have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned directly by the Master Fund.

Each of FrontFour Capital and Messrs. Loukas, Lorber and George have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares held in the Separately Managed Accounts.

Each of the Canadian Fund, FrontFour Corp. and Messrs. Loukas, Lorber and George have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned directly by the Canadian Fund.

(c)           The transactions in the securities of the Issuer by the Reporting Persons since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

(e)           As of June 26, 2015, the Reporting Persons ceased to be the beneficial owners of more than 5% of the outstanding Shares of the Issuer.

10

CUSIP NO. 670872100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 26, 2015	FrontFour Master Fund, Ltd.

	By:	FrontFour Capital Group LLC as Investment Manager

	By:	/s/ David A. Lorber
		Name:	David A. Lorber
		Title:	Managing Member

FrontFour Capital Group LLC

By:	/s/ David A. Lorber
	Name:	David A. Lorber
	Title:	Managing Member

FrontFour Opportunity Fund

By:	FrontFour Capital Corp. as Investment Manager

By:	/s/ David A. Lorber
	Name:	David A. Lorber
	Title:	Authorized Signatory

FrontFour Capital Corp.

By:	/s/ David A. Lorber
	Name:	David A. Lorber
	Title:	Authorized Signatory

/s/ David A. Lorber
DAVID A. LORBER

/s/ Stephen E. Loukas
STEPHEN E. LOUKAS

/s/ Zachary R. George
ZACHARY R. GEORGE

11

CUSIP NO. 670872100

SCHEDULE A

Transactions in Securities of the Issuer Since the Filing of Amendment No. 4 to the Schedule 13D

Class of Security	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

FRONTFOUR MASTER FUND, LTD.

Common Stock	(2,170)	34.0919	06/16/2015
Common Stock	(18,451)	34.0813	06/23/2015
Common Stock	(29,810)	34.0665	06/24/2015
Common Stock	(1,334)	34.0820	06/25/2015
Common Stock	(6,322)	34.0643	06/26/2015

FRONTFOUR OPPORTUNITY FUND

Common Stock	(826)	34.0919	06/16/2015
Common Stock	(1,666)	34.0813	06/23/2015
Common Stock	(2,969)	34.0665	06/24/2015
Common Stock	(505)	34.0643	06/26/2015

FRONTFOUR CAPITAL GROUP LLC
(Through Separately Managed Accounts)

Common Stock	(22,733)	34.0919	06/16/2015
Common Stock	(9,883)	34.0813	06/23/2015
Common Stock	(16,328)	34.0665	06/24/2015
Common Stock	(626)	34.0820	06/25/2015
Common Stock	(3,173)	34.0643	06/26/2015